July 25, 2025

Ziyu Shen
Chief Executive Officer
ECARX Holdings Inc.
Second Floor North
International House
1 St. Katharine   s Way
London E1W 1UN
United Kingdom

       Re: ECARX Holdings Inc.
           Registration Statement on Form F-3
           Filed July 21, 2025
           File No. 333-288811
Dear Ziyu Shen:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology